The DMS Funds

Leesport, PA

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – Poland Large Cap Index
ICA File 811-22706

Ladies and Gentlemen:

The above Fund filed an amendment under Rule 485(a) on July 30, 2014, covering the Poland Large Cap Index Fund, both Class A and Class I.  We understand that all comments raised by the Staff have now been addressed.  Accordingly, we respectfully request that the filing for the DMS Poland Large Cap Index Fund, both Class A and I shares, be declared effective by the Commission on today’s date, or as soon as practicable.  Thank you very much.

DMS Poland Large Cap Fund

ss//Peter R. Kohli, Chairman//

Northern Lights Distributors, LLC

Omaha, NE

July 30, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – Poland Large Cap Index
ICA File 811-22706

Ladies and Gentlemen:

We are the underwriter for the above Fund.  The Fund filed an amendment under Rule 485(a) on July 30, 2013.  We understand that all comments raised by the Staff have been addressed by the Fund.  Accordingly, we respectfully request that the filing for the DMS Poland Large Cap Index Fund, both Class A and I shares, be declared effective by the Commission on today’s date, or as soon as practicable.  Thank you very much.

Northern Lights Distributors, LLC

By:  ss//Brian Nielsen, CEO//